FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                      Form 20-F    X        Form 40-F
                                -------               -------

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                          Yes                     No   X
                                -------               -------

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                          Yes                     No   X
                                -------               -------


          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                         under the Securities Exchange Act of 1934:
                          Yes                     No   X
                                -------               -------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

    In the First Five Months of 2004 ENDESA's Global Power Output
                          Increased by 14.2%

    NEW YORK--(BUSINESS WIRE)--June 18, 2004--ENDESA (NYSE: ELE)

   -- Growth in generation in Italy and Latin America of 27% and 25%, respectively, underpinned the sharp rise in production.

   --  The company produced a total of 73,814 GWh through May, 41,832
        GWh in Spain, a 6.9% increase on the same period last year.

   -- ENDESA's CCGTs increased their generation by more than 280% in the five-month period and now represent 11% of global production.

   -- One of every four GWh produced by ENDESA is from hydro power and one from coal-fired.

   ENDESA (NYSE: ELE) produced 73,814 GWh of power in the first five months of the year, an increase of 14.2% on the same period of 2003. All areas of generation registered increases, led by the 27% rise in Italy and 25% in Latin America. Output in Spain through May rose 6.9% to 41,832 GWh.
   Generation at ENDESA's CCGTs surged by more than 280% (to 8,089
GWh), while coal-fired production increased by 13.6% (to 18,001 GWh). Meanwhile, ENDESA's hydro output (20,430 GWh) showed a 2.2% decline (in both Latin America and Spain) owing to the scant level of rainfall.
   Fuel-oil/gas plants generated 5.9% more power (to 13,083 GWh), mostly driven by the LatAm operations, while nuclear production increased by 7.3% (to 11,779 GWh) and renewable and co-generation by 1% (to 2,432 GWh).
   Accordingly, the generation mix is becoming increasingly balanced. 28% of GWh produced by ENDESA at all its plants is hydro based, 24% is coal based, 16% is nuclear, 18% fuel-oil/gas, 11% from CCGTs and 3% from renewables and co-generation.
   This balanced mix provides ENDESA with stable generation in different scenarios, making it less vulnerable to hydro volatility or to swings in oil and gas prices.

   Output by region

   ENDESA produced 41,832 GWh of power in Spain in the first five months of the year, an increase of 6.9% on the same period of 2003. Power output in the ordinary peninsular system was 34,291 GWh -a 7.2% rise- and in the Balearic and Canary Islands and Ceuta-Melilla systems the Company produced 5,109 GWh, an increase of 7.5%. Energy produced via co-generation and renewables amounted to 2,432 GWh, a nearly 1% advance.
   ENDESA's hydro output in Spain was 4,042 GWh, a 9.1% decline from 2003, but this was much better than in the rest of the industry, which saw falls up over 25% in the period.
   The rest of ENDESA's technologies recorded sharp increases in production. Generation by the coal plants (14,571 GWh) and CCGTs (2,378 GWh) increased by 5% and 135%, respectively, due to a higher load factor and the start-up of the Tarragona CCGT last summer. Nuclear output grew 7.3% (to 11,779 GWh) due to higher availability.
   Within co-generation and renewables at ENDESA, noteworthy was the 13% increase in wind-powered generation.
   ENDESA produced 22,829 GWh in Latin America through May, 25% more than in the same period last year. Growth was fuelled by the recovery of demand in Argentina, which underpinned a sharp increase in the country's energy needs. ENDESA's output in Argentina grew 67.3% to 6,875 GWh. We would also point up the 177.8% surge (to 2,173 GWh) in power generated in Brazil, thanks to the start-up of the Fortaleza CCGT in January this year. Output in Colombia rose 23.25%, to 5,164 GWh, and in Peru by 1.1% to 2,084 GWh. In Chile, ENDESA's production fell 8% as a result of the scant level of rainfall; most of the company's generation plants there, are hydro-powered.
   ENDESA also posted a sharp rise in production in Italy, to 9,153 GWh, a 27.5% increase on the 7,176 GWh produced to May last year. Growth was the result of the start-up of CCGT production (2,361 GWh) and higher coal-fired output (+138% to 2,441 GWh) in line with ENDESA's repowering strategy for Italy, which entails the substitution of fuel-oil with coal and gas. Hydro output in Italy grew 39% to 1,115 GWh.

   For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es


    CONTACT: ENDESA
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ENDESA, S.A.

Dated: June 18th, 2004        By: /s/ David Raya
                                 ---------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations